Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village, Zhuolu County,
Zhangjiakou, Hebei Province, People’s Republic of China 075600

March 13, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A
Filed January 6, 2012
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 10, 2011
File No. 000-53328

Dear Mr. Reynolds:

          In connection with our response to the comment letter of the staff dated January 25, 2012, with reference to our Current   Report on Form 8-K/A (Amendment No. 2) filed on January 6, 2012, with respect to the acquisition of China Real Fortune Mining Limited (the “Report”), we acknowledge and confirm to you that:

1.	We are responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/Changkui Zhu Changkui Zhu Chief Executive Officer cc: James Giugliano
      Brian K. Bhandari
      Ronald Alper
      Pamela Howell